

September 21, 2012

Via E-mail
Mr. Cory T. Walker
Chief Financial Officer
Brown & Brown, Inc.
220 South Ridgewood Avenue
Daytona Beach, FL 32114

> **Re:** **Brown & Brown, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 6, 2012**
> **File No. 001-13619**

Dear Mr. Walker:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the quarterly period Ended June 30, 2012
Notes to Condensed Consolidated Financial Statements
Note 5. Business Combinations
Acquisitions in 2012, page 9

1. Please tell us the nature of the $22.7 million in "other payables" associated with your acquisition of Arrowhead General Insurance Agency Superholding Corporation, or Arrowhead. In your response, tell us the nature of these obligations and to whom they are due, and explain how they qualify to be included in consideration transferred under ASC 805-30-30-7 as liabilities incurred to former owners of Arrowhead. Please reference for us the authoritative literature you relied upon to support your accounting.

2. In the second paragraph of Item 1.01 of your Form 8-K filed December 16, 2011 announcing the agreement underlying your Arrowhead acquisition, you indicate that the

earn-out payments under the agreement are due to certain former equity holders of Arrowhead. Please explain to us why it is appropriate to include these payment obligations in consideration transferred and reference for us the authoritative literature you relied upon to support your accounting. In your response, at a minimum, please tell us:

- to whom you are obligated to make contingent payments, clarify whether these payments are to employees; and
- why these payments are not compensation arrangements under ASC 805-10-55-24 and 55-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant